UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.          Intelligent Content Enterprises Inc., News Release issued on March 23, 2017 as filed on Sedar on April 4, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 4, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

ITEM 1

Intelligent Content Enterprises Launches New Digital Asset - www.DoubleTap.co

TORONTO, ON / ACCESSWIRE / March 23, 2017 / INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF, CSE: ISP) ("ICE" or the "Company") is pleased to announce the successful full launch of its own, in-house developed, technology based digital media platform, DoubleTap Daily (www.DoubleTap.co or “DoubleTap”) through its wholly owned subsidiary DoubleTap Daily Inc.

www.DoubleTap.co is expressly not incorporated by reference into this press release.

With a soft launch on the 13th of February, DoubleTap has already established itself on, Facebook (www.facebook.com/DoubleTapDaily) and Twitter (www.twitter.com/DoubleTapDaily), two of the most popular social media channels. Since then the Company has pursued a focussed approach towards the development and establishment of DoubleTap.co, its digital media asset, with credible results. As part of its in-house design specifications, www.DoubleTap.co is mobile ready, removing a prior need for a dedicated mobile application and reducing costs.

DoubleTap Team Focus

1.	Building its social presence in order to generate organic traffic and followers to its website, www.DoubleTap.co as well as generate organic engagement on its social media channels.

2.	Build content acquisition through partnerships with recognized video creators, as well as renowned bloggers and influencers with an established following.

a.	On this basis, the Company is in the process of finalizing publishing and distribution rights with Interesting S-word, through whom we will have access to, initially, 36 original videos for display and monetization purposes on our YouTube and Facebook channels.

b.	DoubleTap currently has non-binding agreements with three bloggers whom are writing exclusively for DoubleTap on a weekly basis, along with its in-house content creation and curation team.

c.	DoubleTap is in the process of finalizing contracts with three influencers based out of New York City and Los Angeles. These influencers will enable us to drive positive PR for our digital media asset as well as create a base of fans and followers of our content and enhancing our asset.

3.	Engagement of an exponentially growing, New York based, marketing agency to assist in managing our rapidly growing asset, globally, particularly to ensure effective monetization dynamics are put in place for our native advertising client push.

4.	Associate and gain approval from multiple ad partners in order to monetize our website and ensure we have other partners to work with in case of better opportunities. Currently DoubleTap is engaged with Google as an ad partner, and has received similar approvals from Propellor Ads, Adblade, Amazon, & Earnify.

5.	Reach out to customers directly for direct-to-website client advertising and native advertising services. For the same the company has also set up and been approved on the ‘Thalamus’ platform which gives us direct access to clients looking for website and mobile application partners, such as DoubleTap.

6.	Utilization of effective SEO, SEM & SMM practices along with the near term development of a mobile application, which will further improve and add to our monetization efforts.

DoubleTap Social & Digital Media Asset Analytics

1.	Facebook
a.	With a soft launch initiated only 5 weeks ago, DoubleTap’s Facebook following has already surpassed 37,000 likes & followers, and growing.

b.	DoubleTap through 11 videos posted through its channel has received a total of 43,497 views, reaching 166,423 users so far, and growing.

c.	DoubleTap’s posts have so far reached 483,467 unique users, generating 744,934 impressions, and receiving engagement from 9,555 unique users.

d.	DoubleTap’s Facebook page and links have engaged Facebook (including non-followers) users 70,044 times, averaging close to 2,000 clicks and/ or shares per day.

e.	DoubleTap is currently 7 weeks ahead of its targeted schedule for Facebook followers.

2.	Twitter
a.	Since inception, DoubleTap, has now reached 5000+ followers on Twitter.

b.	In the last 5 weeks, DoubleTap has made 62,000 impressions on Twitter with an average engagement rate of 1.5%

c.	DoubleTap is planning to launch Twitter specific original video content to exponentially grow our follower base, similar to that of Facebook.

3.	Website
a.	www.DoubleTap.co, since its inception just over 5 weeks ago, has had 27,705 users consume over 77,000 pages of content over 29,213 sessions.

b.	On average, our users consume 2.65 pages per session, at an exceptionally low bounce rate of 0.6%

c.	With new sessions contributing to approximately 95% of our user base, DoubleTap’s user acquisition strategy is working splendidly well in ensuring that our user base continues to grow exponentially while retaining existing users.

d.	Almost 95% of DoubleTap users are from United States, Canada & the United Kingdom, positioning our website for high monetization capabilities with established ad partners such as Google Adsense.

e.	Current Click-Through-Rate (CTR) for ads on our website are between the industry average of 1-3% - translating to higher payouts from our ad partners.

With the completion of a successful soft launch, DoubleTap is pleased to officially launch its digital media asset, www.DoubleTap.co. With the successful launch and user reception of our brand, DoubleTap will now be focussing on its strategy to drive revenues from quality partners and recognized brands through our technologies and services that are currently delivering Content, Social & Digital Media, exceptional eCommerce and Advertising opportunities.

The Company is also pleased to announce that it has filed its Audited Consolidated Financial Statements, Management Discussion and Analysis (MD&A), SEC Form 20F and related documentation for the year ended August 31, 2016 and its 1st Quarter financial statements and MD&A. The Company’s filings and reports can be viewed on www.sec.com and www.sedar.com. As of the date of this announcement, the Company’s common shares are trading on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emergent Media and Internet company that focuses on the experience of the website user. ICE’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

For further information, please contact:

Intelligent Content Enterprises Inc. Attention Ritwik Uban

Investor Relations: investorrelations@icecoe.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 6-K filings with the Securities and Exchange Commission.